UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

The Real Good Food Company, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

3 Executive Campus, Suite 155

Address of Principal Executive Office (Street and Number)

Cherry Hill, NJ 08002

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Real Good Food Company, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 by the prescribed due date without unreasonable effort or expense due to the circumstances described below.

As previously disclosed in the Company’s current reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2024 and November 6, 2024, the Company expects to restate its previously issued consolidated financial statements for all quarterly periods in 2022 and 2023 and previously issued audited financial statements for 2022, as included in the Company’s previously filed Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, as applicable (collectively, the “Non-Reliance Periods”). The Company is in the process of preparing an amended Form 10-K as well as amended Form 10-Qs, for the annual and quarterly periods referenced (collectively, the “Amended Reports”), which will affect disclosures in the not-yet-filed Annual Report on Form 10-K for the year ended December 31, 2023, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024. The Company continues to dedicate significant resources to completing its review and the filing of the Amended Reports, as well as the 2023 Form 10-K, and each of the 2024 Form 10-Qs for the aforementioned periods

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jim Behling	856	644-5624
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its 2023 Form 10-K, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Concerning Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which statements are subject to considerable risks and uncertainties. Forward-looking statements include, without limitation, statements regarding the anticipated timing of the filing of the 2023 Form 10-K, Amended Reports, and each of the Form 10Qs for Q1 2024. Q2 2024, and Q3 2024 , and the scope of the anticipated restatement of previously issued financial statements. The Company has attempted to identify forward-looking statements by using words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” or “would,” and similar expressions or the negative of these expressions. Forward-looking statements represent management’s current expectations and predictions, and are based on information available as of the time such statements are made. Although the Company does not make forward-looking statements unless it believes it has a reasonable basis for doing so, it cannot guarantee their accuracy or completeness. Forward-looking statements involve numerous known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from any future results or events assumed or implied by the forward-looking statements. Some of the risks and uncertainties that may cause its actual results to materially differ from those expressed or implied by these forward-looking statements include the risk of further delays in the filing of the 2023 Form 10-K, Amended Reports, each of the Form 10-Qs for 2024 and other risk factors described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and other documents filed with or furnished to the SEC by the Company from time to time. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect the impact of events or circumstances that may arise after the date of this report.

The Real Good Food Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ Jim Behling
Jim Behling
Chief Financial Officer